Exhibit 99.1

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

Notice Calling for an Extraordinary Shareholders' Meeting

AXTEL, S.A.B. de C.V. (the “Corporation”), pursuant to articles 179, 182, 183, 186 and other applicable provisions of the Mexican General Corporations' Law and clauses seventeen, eighteen, and other applicable clauses of its bylaws, calls the shareholders of the Corporation to a general extraordinary meeting that will be held at 12:00 Noon on August 31, 2007, at the domicile of the Corporation located at Boulevard Diaz Ordaz Km. 3.33 L-1, Colonia Unidad San Pedro, San Pedro Garza García, Nuevo León, México, Postal Code 66215, to discuss the following:

AGENDA

I.-	Report with respect to the capital structure of the Corporation.

II.-
Discussion and approval of a proposal to (i) carry out a split of the outstanding shares of the Corporation, through the issue and delivery to shareholders, of new shares for each of the shares of the same class and series held by them and (ii) amend clause six of the bylaws and other resolutions in connection thereto.

III.-	Designation of special delegates to comply and formalize the resolutions adopted in this meeting.

According to clause nineteen of the bylaws of the Corporation, articles 128 and 129 of the Mexican General Corporations' Law and article 290 of the Mexican Securities' Law, only persons registered as shareholders in the Stock Registry Book, and those who present the certificates of securities deposited issued by a securities depository institution complemented with the list of holders of such securities that are designated by the depositors for such purpose, shall have the right to attend or be represented at the meeting, for which effect the Securities Market Law shall be applicable. Any shareholder has the right, subject to the bylaws, to attend the meeting personally or be represented by an attorney-in-fact. In the last case, shareholders may be represented at the meeting by the person or persons appointed for such purpose by means of a power of attorney granted in accordance with the form to be provided by the Corporation, which shall meet the requirements set forth in the applicable law, or by means of a power of attorney granted in accordance with applicable law. Therefore, shareholders shall submit the corresponding entrance pass, which should be requested at least one day prior to the meeting at the corporate secretary’s offices located at Avenida Batallón de San Patricio 111, De-

spacho 501, Colonia Valle Oriente, San Pedro Garza García, Nuevo León, México, Postal Code 66269. The certificates representing the corresponding shares or the deposit statements or certificates of such shares issued by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, by a Mexican or foreign credit institution, or by an authorized brokerage firm should be deposited in the secretary’s offices. To obtain such entrance pass, the depositors at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores shall attach to the statements issued by such institution the lists that identify the holders of the shares.

The entrance passes and the power of attorney forms referred to above may be requested at the corporate secretary’s offices, from the date of publication of this notice until one day prior to the meeting, during business days. Additionally, pursuant to article 49 section I of the Securities Market Law and clause eighteen of the bylaws, the information related to each of the items of the agenda shall be available to shareholders or their representatives at the same domicile, during at least the fifteen calendar days immediately prior to the meeting.

San Pedro Garza García, Nuevo León, México; July 31, 2007

ALBERTO JESÚS MORALES MARTINEZ
Secretary of the Board of Directors